

Report of Independent Accountants

To the Board of Directors and Management of
Sanford C. Bernstein & Co., LLC

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of Sanford C. Bernstein & Co.,LLC (the "Company") for the year ended December 31, 2015, which were agreed to by the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2015. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows:
    a. Compared the payment of $376,313 reported on SIPC-7 item 2B on page 1 with the respective cash disbursement records, check number 00648843 dated August 13, 2015, obtained from the Company, noting no difference.

        Compared the payment of $388,460 reported on SIPC-7 item 2F on page 1 to Accounts Payable VIP Number 15-318781 dated February 25 2015, obtained from the Company, noting no difference.

2. Compared the Total Revenue amount of $335,797,693 (rounded to the nearest thousand) reported on of the audited Form X-17A-5 for the year ended December 31, 2015 to the Total revenue amount of $335,797,693 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2015, noting no differences.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:
    a. Compared additions of $6,035,120 on SIPC-7 line 2b(2) "Net loss from principal transactions in securities in trading accounts" to the line titled "Total Additions 2b" on the schedule titled "SCB LLC SIPC Fee Calculation" prepared by the Company, noting no difference;

    b. Compared deductions of $28,814,655 on SIPC 7-T line 2c(3) "Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions" to the line titled "Total Deductions 2c" on the schedule titled "SCB LLC SIPC Fee Calculation" prepared by the Company, noting no difference; and

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c. Compared deductions of $7,109,081 on SIPC 7-T line 2c(9ii) "40% of margin interest earned on customers securities accounts" to the line titled "40% of interest earned on customers securities accounts-Margin Interest" on the schedule titled "SCB LLC SIPC Fee Calculation" prepared by the Company, noting no difference.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:
   a. Calculations reflected in Form SIPC-7:
      i. Recalculated the mathematical accuracy of the amount in the line titled "Total Deductions" on page 2, line 2c(9) of $35,923,736, noting no difference;
      ii. Recalculated the mathematical accuracy of the amount in the line titled "SIPC Net Operating Revenues" on page 2, line 2d of $305,909,077, noting no difference;
      iii. Recalculated the amount in the line titled "General Assessment @ .0025" on page 2, line 2e of $764,773, noting no difference; and
      iv. Recalculated the amount in the line titled "Assessment balance due or (overpayment)" on page 1, line 2F of $388,460, noting no difference.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 25, 2016